SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1)



The Goodyear Tire & Rubber Company
(Name of Issuer)


Common Stock, No Par
(Title of Class of Securities)


382550 10 1
(CUSIP Number)


Check the following box if a fee is being paid with this statement.



CUSIP No. 382550 10 1


13G

Page    2    of    7    Pages


  1

Name of Reporting Person
S.S. or I.R.S. Identification No. of above person
	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860
	Northern Trust Bank, NA				86-0377338
	Northern Trust Bank of Florida, NA		36-3190871
	Northern Trust Investments, NA			36-3608252
	Northern Trust Bank, FSB			38-3424562
	Northern Trust Company of Connecticut		06-6275604


  2

Check the appropriate box if a member of a group

	Not Applicable	(a)
		(b)



  3

S.E.C. use only



  4

Citizenship or place of organization

Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois




Number of Shares Beneficially Owned by Each Reporting Person with

  5
Sole Voting Power

	5,895,827

  6
Shared Voting Power

	1,259,576

  7
Sole Dispositive Power

	7,174,914


  8
Shared Dispositive Power

	551

  9

Aggregate amount beneficially owned by each reporting person

	7,181,661


10

Check box if the aggregate amount in Row (9) excludes certain shares.

	Not Applicable


11

Percent of class represented by amount in Row 9

	4.10


12

Type of reporting person

	Northern Trust Corporation  HC


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement .

1.	(a)	The Goodyear Tire & Rubber Company
		(Name of Issuer)

	(b)	1144 East Market Street, Akron, Ohio 44316-0001
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60675
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Common Stock, No Par
		(Title of Class of Securities)

	(e)	382550 10 1
		(CUSIP Number)

3.	This statement is being filed by Northern Trust Corporation as a
Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	 7,181,661
		(Amount Beneficially Owned)

	(b)	 4.10
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	      5,895,827
			(Sole Power to Vote or to Direct the Vote)

		(ii)	      1,259,576
			(Shared Power to Vote or to Direct the Vote)

		(iii)	      7,174,914
			(Sole Power to Dispose or Direct Disposition)

		(iv)         551
			(Shared Power to Dispose or Direct Disposition)




5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]


6.	Statement regarding ownership of 5 percent or more on behalf of another person:


7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company			Northern Trust Bank, N.A.
	50 South LaSalle Street				2398 East Camelback Road
	Chicago, IL  60675				Phoenix, AZ  85016

	Northern Trust Bank of Florida N.A.
	700 Brickell Avenue
	Miami, FL  33131

	Northern Trust Investments, N.A.
	50 South LaSalle Street
	Chicago, IL  60675

	Northern Trust Company of Connecticut		Northern Trust Bank, FSB
	300 Atlantic Street, Suite 400			10 West Long Lake Road
	Stamford, CT 06901				Bloomfield Hills, MI  48304


8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


							NORTHERN TRUST CORPORATION
																						__________________________
							By:  Perry R. Pero

DATED:  01-08-2004					As its:  Vice Chairman

EXHIBIT TO SCHEDULE 13G
FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4

RE:  The Goodyear Tire & Rubber Company

	Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G Amendment to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.

						NORTHERN TRUST CORPORATION

						___________________________
							By:  Perry R. Pero

DATED:  01-08-2004				As its:  Vice Chairman

The NORTHERN TRUST COMPANY

________________________________________
By: Perry R. Pero
As its Vice Chairman

NORTHERN TRUST BANK, NA
NORTHERN TRUST BANK OF FLORIDA, NA

________________________________________
By: Quentin C. Johnson
As its Authorized Representative

NORTHERN TRUST INVESTMENTS, NA

________________________________________
By:  Orie L. Dudley
As its Director

NORTHERN TRUST BANK, FSB

________________________________________
By: Brian J. Hofmann
As its Authorized Representative

NORTHERN TRUST COMPANY OF CONNECTICUT

________________________________________
By: Trista Simoncek
As its Authorized Representative